Filed by Pacific Financial Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                             Subject Company:  BNW Bancorp, Inc.
                                                      Commission File No.:  None

     This filing relates to the proposed transaction pursuant to the terms of an Agreement and Plan of Merger dated as of October 22, 2003, between Pacific Financial Corporation and BNW Bancorp, Inc. Below is a letter mailed to the shareholders of Pacific Financial Corporation regarding the proposed transaction.

Additional Information and Where to Find It

In connection with the proposed transaction, Pacific Financial Corporation intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). Investors and security holders of Pacific Financial Corporation and BNW Bancorp, Inc., are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information about Pacific Financial Corporation, BNW Bancorp, Inc., and the proposed transaction. Investors and shareholders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Pacific Financial Corporation with the SEC at the SEC's Web site at www.sec.gov. Free copies of the joint proxy statement/prospectus (when available) and Pacific Financial Corporation's other filings with the SEC also may be obtained by sending a written request to Investor Relations, Pacific Financial Corporation, Post Office Box 1826, Aberdeen, WA 98520, or calling Sandra Key at (360) 533-8873, ext. 233, or by sending a written request to Investor Relations, BNW Bancorp, Inc., 100 Grand Avenue, Bellingham, WA 98225, or calling Gordon Browning at (360) 647-1491, ext. 3004.

Pacific Financial Corporation, its directors, and executive officers may be deemed to be participants in the solicitation of proxies from Pacific Financial shareholders in favor of the proposed transaction. A description of the interests of the Pacific Financial directors and executive officers, including their beneficial ownership of Pacific Financial common stock, is set forth in its proxy statement for its 2003 annual meeting, which was filed with the SEC on March 21, 2003. Investors and shareholders may obtain additional information regarding the interests of such potential participants by reading the definitive joint proxy statement/prospectus and the other relevant documents filed by Pacific Financial Corporation with the SEC when they become available.

Forward-Looking Statements

The following letter contains certain "forward-looking statements." The forward-looking statements are subject to factors, risks and uncertainties that may cause actual results to differ materially from those projected. The following items are among the factors that could cause actual results to differ materially from the forward-looking statements: failure of the proposed merger to receive required regulatory or shareholder approval; difficulties in integrating our existing products, services, and operations; our ability to attract and retain customers and employees; general economic conditions; business conditions in the banking industry; world events and their impact on interest rates and customers; the regulatory environment; increased competition with community, regional and national financial institutions; and higher-than-expected loan delinquencies. Readers are cautioned not to place undue reliance on these forward-looking statements. Pacific Financial Corporation and BNW
Bancorp, Inc., do not undertake any obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this filing. Readers should carefully review the risk factors described in this and other documents that Pacific Financial Corporation files from time to time with the SEC.

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PACIFIC FINANCIAL CORPORATION


October 23, 2003


My fellow shareholders:

We are delighted to be able to announce that our Board of Directors has approved a definitive agreement, dated October 22, 2003, to acquire BNW Bancorp, Inc. ("BNW"), and its banking subsidiary, Bank NorthWest, based in Bellingham. Pursuant to the agreement, BNW will merge (the "Merger") with and into Pacific Financial Corporation ("Pacific"), and Bank NorthWest will merge with and into the Bank of the Pacific. The consideration to be paid in the Merger calls for
0.85 shares of Pacific common stock to be issued in exchange for each share of BNW common stock outstanding.

Bank NorthWest, which began operations in 1997, has five branches in Whatcom County and about $100 million in assets. We are excited by this opportunity to gain access to the rapidly growing Bellingham market. We also believe that Bank NorthWest shares our customer-oriented banking philosophy and that we will continue to maintain our high level of personal service to our customers.

The Merger is subject to customary approvals from regulators and the shareholders of both BNW and Pacific. Once all approvals are received, we expect the transaction to be completed in the first quarter of 2004. In the coming months, you will receive a detailed proxy statement describing the proposed Merger and giving you additional business and financial information regarding BNW and Pacific.

Enclosed is a copy of the news release announcing the Merger. We would be happy to discuss any questions you may have. Thank you for your ongoing support of all of us at Pacific Financial Corporation.

Sincerely,


Joseph A. Malik                          Dennis A. Long
Chairman of the Board                    President & CEO


Enc.
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    300 East Market      *      P.O. Box 1826       *     Aberdeen, WA 98520
                 (360) 538-8870       *       Fax (360) 532-1150